UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.    )*

ARADIGM CORPORATION
(Name of Issuer)
Common Stock, no par value
(Title of Class of Securities)
038505301
(CUSIP Number)
May 19, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	038505301

1	NAMES OF REPORTING PERSONS Boxer Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,298,376

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

7,298,376

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,298,376

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.2%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
* Based on 172,785,353 Common Shares reported outstanding as of May 9, 2011 on the Issuer’s Quarterly Report on Form 10-Q filed on May 13, 2011.

CUSIP No.	038505301

1	NAMES OF REPORTING PERSONS Boxer Asset Management Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Bahamas

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,298,376

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

7,298,376

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,298,376

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.2%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
* Based on 172,785,353 Common Shares reported outstanding as of May 9, 2011 on the Issuer’s Quarterly Report on Form 10-Q filed on May 13, 2011.

CUSIP No.	038505301

1	NAMES OF REPORTING PERSONS MVA Investors II, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		793,851

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		793,851

WITH:	8	SHARED DISPOSITIVE POWER

		-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	793,851

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.5%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
* Based on 172,785,353 Common Shares reported outstanding as of May 9, 2011 on the Issuer’s Quarterly Report on Form 10-Q filed on May 13, 2011.

CUSIP No.	038505301

1	NAMES OF REPORTING PERSONS Aaron Davis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		579,904

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		579,904

WITH:	8	SHARED DISPOSITIVE POWER

		-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	579,904

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.3%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
* Based on 172,785,353 Common Shares reported outstanding as of May 9, 2011 on the Issuer’s Quarterly Report on Form 10-Q filed on May 13, 2011.

CUSIP No.	038505301

1	NAMES OF REPORTING PERSONS Ivan Lieberburg

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		2,664,254

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,664,254

WITH:	8	SHARED DISPOSITIVE POWER

		-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,664,254

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	1.5%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
* Based on 172,785,353 Common Shares reported outstanding as of May 9, 2011 on the Issuer’s Quarterly Report on Form 10-Q filed on May 13, 2011.

CUSIP No.	038505301

1	NAMES OF REPORTING PERSONS Joseph Lewis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,298,376

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

7,298,376

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,298,376

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.2%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* Based on 172,785,353 Common Shares reported outstanding as of May 9, 2011 on the Issuer’s Quarterly Report on Form 10-Q filed on May 13, 2011.

Item 1(a).	Name of Issuer:
Aradigm Corporation (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:
3929 Point Eden Way
Hayward, CA 94545

Item 2(a).	Name of Person Filing:
This Schedule 13G is jointly filed by Boxer Capital, LLC (“Boxer Capital”), Boxer Asset Management Inc. (“Boxer Management”), MVA Investors II, LLC (“MVA II”), Aaron Davis, Ivan Lieberburg, and Joseph Lewis (together with Boxer Capital and Boxer Management, MVA II, Aaron Davis and Ivan Lieberburg, the “Reporting Persons”). Boxer Management is the managing member and majority owner of Boxer Capital. Joseph Lewis is the sole indirect owner and controls Boxer Management. MVA II is the independent, personal investment vehicle of certain employees of Boxer Capital and Tavistock Life Sciences Company, which is a Delaware corporation and an affiliate of Boxer Capital. As such, MVA II is not controlled by Boxer Capital, Boxer Management or Joseph Lewis. Aaron Davis and Ivan Lieberburg are employed by Tavistock Life Sciences Company.

Item 2(b).	Address of Principal Business Office, or, if none, Residence:
The principal business address of Boxer Capital, MVA II, Aaron Davis and Ivan Lieberburg is: 445 Marine View Avenue, Suite 100, Del Mar, CA 92014. The principal business address of both Boxer Management and Joseph Lewis is: c/o Cay House P.O. Box N-7776 E.P. Taylor Drive Lyford Cay, New Providence, Bahamas.

Item 2(c).	Citizenship:
Boxer Capital is a limited liability company organized under the laws of Delaware. Boxer Management is organized under the laws of the Bahamas. MVA II is a limited liability company organized under the laws of Delaware. Aaron Davis and Ivan Lieberburg are citizens of the United States. Joseph Lewis is a citizen of the United Kingdom.

Item 2(d).	Title of Class of Securities:
Common Stock, no par value, (the “Common Shares”).

Item 2(e).	CUSIP Number:
038505301

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership.
(a) Amount beneficially owned:
Boxer Capital, Boxer Management and Joseph Lewis beneficially own 7,298,376* Common Shares. MVA II beneficially owns 793,851* Common Shares. Aaron Davis beneficially owns 579,904* Common Shares. Ivan Lieberburg beneficially owns 2,664,254* Common Shares.
(b) Percent of class:
The Common Shares beneficially owned by Boxer Capital, Boxer Management and Joseph Lewis represent 4.2%* of the Issuer’s outstanding Common Shares outstanding. The Common Shares beneficially owned by MVA II represent 0.5%* of the Issuer’s outstanding Common Shares. The Common Shares beneficially owned by Aaron Davis represent 0.3%* of the Issuer’s outstanding Common Shares. The Common Shares beneficially owned by Ivan Lieberburg represent 1.5%* of the Issuer’s outstanding Common Shares.

(c) Number of shares as to which such person has:
(i) Sole power to vote or direct the vote:
MVA II has the sole power to vote the 793,851* Common Shares it beneficially owns. Aaron Davis has the sole power to vote the 579,904* Common Shares he beneficially owns. Ivan Lieberburg has the sole power to vote the 2,664,254* Common Shares he beneficially owns. Boxer Capital, Boxer Management and Joseph Lewis do not have the sole power to vote or direct the vote of any Common Shares.
(ii) Shared power to vote or to direct the vote:
Boxer Capital, Boxer Management and Joseph Lewis have shared voting power with respect to the 7,298,376* Common Shares they beneficially own. None of MVA II, Aaron Davis or Ivan Lieberburg has shared power to vote or direct the vote of any Common Shares.
(iii) Sole power to dispose or direct the disposition of:
MVA II has the sole power to dispose of the 793,851* Common Shares it beneficially owns. Aaron Davis has the sole power to dispose of the 579,904* Common Shares he beneficially owns. Ivan Lieberburg has the sole power to dispose of the 2,664,254* Common Shares he beneficially owns. Boxer Capital, Boxer Management and Joseph Lewis do not have the sole power to dispose or direct the disposition of any Common Shares.
(iv) Shared power to dispose or to direct the disposition of:
The Boxer Capital, Boxer Management and Joseph Lewis have shared dispositive power with respect to the 7,298,376* Common Shares they beneficially own. None of MVA II, Aaron Davis or Ivan Lieberburg has shared power to dispose of or direct the disposition of any Common Shares.
* The Reporting Persons may be deemed to beneficially own 11,336,385 Common Shares which constitute approximately 6.6% of the Issuer’s outstanding Common Shares (based on 172,785,353 Common Shares reported outstanding as of May 9, 2011 on the Issuer’s Quarterly Report on Form 10-Q filed on May 13, 2011). Boxer Capital has shared voting and dispositive power with regard to the Common Shares it owns directly. Boxer Management and Joseph Lewis each have shared voting and dispositive power with regard to the Common Shares owned directly by Boxer Capital. MVA II has sole voting and dispositive power over the Common Shares owned by it. Aaron Davis has sole voting and dispositive power over the Common Shares he owns. Ivan Lieberburg has sole voting and dispositive power over the Common Shares he owns. Neither Boxer Capital, Boxer Management nor Mr. Lewis have any voting or dispositive power with regard to the Common Shares held by MVA II, Aaron Davis, or Ivan Lieberburg.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Only Boxer Capital has the right to receive dividends and the proceeds from the sale of the Common Shares held by Boxer Capital. Only MVA II has the right to receive dividends and the proceeds from sale of the Common Shares held by the MVA II. Only Aaron Davis has the right to receive dividends and the proceeds from sale of the Common Shares he holds. Only Ivan Lieberburg has the right to receive dividends and the proceeds from sale of the Common Shares he holds. See Item 4 above.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Member of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.
(c) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Exhibits

1	Joint Filing Agreement, dated the date hereof, between the Reporting Persons.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BOXER CAPITAL, LLC

Date: May 31, 2011

By:	/s/ Christopher Fuglesang
	Name:	Christopher Fuglesang
	Title:	Authorized Signatory

BOXER ASSET MANAGEMENT INC.
By:	/s/ Jefferson R. Voss
	Name:	Jefferson R. Voss
	Title:	Director

MVA Investors II, LLC
By:	/s/ Neil Reisman
	Name:	Neil Reisman
	Title:	Authorized Signatory

AARON DAVIS
By:	/s/ Aaron Davis
Aaron Davis, Individually

IVAN LIEBERBURG
By:	/s/ Ivan Lieberburg
Ivan Lieberburg, Individually

JOSEPH LEWIS
By:	/s/ Joseph Lewis
Joseph Lewis, Individually